UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

OLD POINT FINANCIAL CORPORATION
(Name of Issuer)

COMMON STOCK ($5.00 PAR VALUE)
(Title of Class of Securities)

680194107
(CUSIP Number)

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:   December 31, 2016.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   X          Rule 13d-1(b)
Rule 13d-1(c)
 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:

Old Point Trust & Financial Services, N.A. hereby amends the signature page of its Schedule 13G Amendment No. 17, filed on January 25, 2017 (the "17th Amendment"), with respect to the common stock, $5.00 par value, of Old Point Financial Corporation, for the sole purpose of including Eugene M. Jordan, II's conformed signature to the signature page of the 17th Amendment, which was unintentionally omitted from the 17th Amendment. The signature page is amended to read as follows:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2017

OLD POINT TRUST & FINANCIAL SERVICES, N.A.

/s/ Eugene M. Jordan, II__________________________
Eugene M. Jordan, II, President & CEO

***

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2017

OLD POINT TRUST & FINANCIAL SERVICES, N.A.

/s/ Eugene M. Jordan, II__________________________
Eugene M. Jordan, II, President & CEO